UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2021

Commission File Number: 001-37915

Fortis Inc.

Fortis Place, Suite 1100
5 Springdale Street
St. John's, Newfoundland and Labrador
Canada, A1E 0E4

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This Amendment No. 1 to the Report on Form 6-K furnished by Fortis Inc. (the “Registrant”) to the Commission on February 12, 2021 (the “Original Form 6-K”) is to furnish Exhibit 99.1, which did not appear as an exhibit to the Original Form 6-K.

EXHIBITS

Exhibit	Description

99.1	Fortis Inc. Investor Presentation: Q4 2020 Earnings Conference Call, dated February 12, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fortis Inc. (Registrant)
Date: February 12, 2021	/s/ James R. Reid
	By:	James R. Reid
	Title:	Executive Vice President, Chief Legal Officer and
Corporate Secretary